Exhibit 2.1





CONFIDENTIAL
------------

May 1, 2001

Board of Directors
Bank West Financial Corporation
2185 Three Mile Road NW
Grand Rapids, MI 49544

Re:       PROPOSED AFFILIATION OF BANK WEST FINANCIAL CORPORATION
          WITH CHEMICAL FINANCIAL CORPORATION

Gentlemen:

We are pleased to provide this expression of our interest in pursuing an affiliation of Bank West Financial Corporation ("Bank West") and its subsidiaries with Chemical Financial Corporation ("Chemical"). This letter serves as an expression of our present intentions concerning a proposed transaction and as a basis for further discussions. If executed by you and returned to us as provided below, it shall serve as our letter of intent.

PROPOSED PURCHASE PRICE. We have reviewed certain public information available for Bank West, the information package furnished to us by Raymond James & Associates, and certain supplemental information furnished to us by you. Based upon that information, we are interested in pursuing a merger of Bank West with and into Chemical in which Bank West shareholders would receive $11.50 cash for each share of Bank West's common stock. Our proposed price is based on our understanding that there are currently 2,485,491 shares of Bank West common stock issued and outstanding and assumes that all shares of Bank West common stock will be exchanged in the merger.

Our interest in an affiliation at this price is premised upon a transaction structured as described in this letter, the accuracy and completeness of the information reviewed by us, and certain assumptions we have made based upon that information, including, among other things, the quality of your assets and projected earnings.

TRANSACTION STRUCTURE. The affiliation would be effected through the merger of Bank West with and into Chemical. Upon consummation of the merger, Bank West's subsidiaries would become subsidiaries of Chemical. The transaction would be taxable to Bank West's shareholders.

OUTLINE OF PROPOSAL'S TERMS AND CONDITIONS. Our interest in an affiliation is premised on these additional terms and conditions.

Bank West Financial Corporation
May 1, 2001
Page 2
_______________________________

1. DEFINITIVE AGREEMENT. The affiliation would be accomplished in accordance with a definitive agreement prepared by our counsel and negotiated between the parties. The definitive agreement would contain mutually acceptable representations, warranties, covenants, and other appropriate terms and conditions consistent with the substance of this letter and customary for transactions of this type.

2. OPTION AND MRP SHARES. Holders of the currently outstanding options to purchase 293,712 shares of Bank West common stock would receive, in exchange for each such option, an amount of cash equal to the difference between $11.50 and the exercise price per share for each share subject to the applicable option multiplied by the total number of shares subject to each applicable option. Such payment would be made to each holder of an option that is outstanding and has not been cancelled as of the closing of the proposed transaction, regardless of whether such options are vested at the time of the closing. It is our understanding that no additional stock options will be granted. All MRP shares issued and outstanding as of the date of this letter agreement will be fully vested upon the closing of the transaction and will be cashed out at the purchase price of $11.50 per share. The total amount of cash to be exchanged for all options and MRP shares shall not exceed $1.2 million (assuming no options are exercised from the date of this letter until the closing of the transaction).

3. BANK WEST EMPLOYEE STOCK OWNERSHIP PLAN. Subject to our due diligence investigation, it is our present intention to address the BankWest Employee Stock Ownership Plan as follows. Until the closing, Bank West could continue to make normal quarterly contributions to the ESOP. The ESOP would be terminated in connection with the merger, and cash received by the ESOP with respect to unallocated shares held in the suspense account would first be used to repay the ESOP loan. Any remaining cash would then be allocated to ESOP participants, with final distribution to be made as soon as possible after receipt of a favorable determination letter from the Internal Revenue Service, subject to any applicable limitations on allocations to employee accounts. It is expected that the termination of the ESOP will not have a negative impact on Bank West's shareholders' equity.

4. CONDITIONS PRECEDENT. The obligations of Chemical and Bank West to consummate the merger would be subject to satisfaction of customary conditions. Conditions to the consummation of Chemical's obligations would include, among others, the following:

     a. SATISFACTORY INFORMATION. The representations and warranties made by Bank West in the definitive agreement, together with any information provided to Chemical in the disclosure schedule that will be part of that agreement, must be accurate and complete.

Bank West Financial Corporation
May 1, 2001
Page 3
_______________________________

     b. NO MATERIAL ADVERSE CHANGE. There must not have occurred any material adverse change in the financial condition, business, properties, or results of operations of Bank West or its subsidiaries prior to or at the closing. For purposes of this letter, "material" or "materially" shall be viewed from the perspective of Bank West and its subsidiaries taken as a whole and shall be limited to facts, events, and circumstances unique to Bank West and its subsidiaries and not the banking industry as a whole. A material adverse change shall not be deemed to include the impact of (i) actions or omissions of Bank West or its subsidiaries taken with the prior written consent of Chemical, (ii) changes attributable to or resulting from changes in general economic conditions generally affecting financial institutions, including changes in the prevailing level of interest rates, or (iii) expenses, other than expenses for services, to be agreed to by the parties in the definitive agreement.

     c. REQUISITE APPROVALS. Chemical and Bank West must each have received all requisite approvals, including regulatory approvals, necessary to consummate the transaction and all applicable waiting periods must have expired. All approvals must be without conditions or restrictions that, in the reasonable and good faith opinion of the Board of Directors of Chemical, are unduly burdensome or would materially reduce the value of the merger to Chemical.

     d. MINIMUM NET WORTH. The total shareholders' equity of Bank West at a date near in time to the closing date must equal or exceed $24 million, excluding any addition to equity resulting from the exercise of stock options after the date of this letter; provided, that such total shareholders' equity shall be adjusted so that no deduction shall be made for (i) up to and not exceeding $750,000 in transaction-related expenses that Bank West has incurred or may incur as a result of the transaction (including, without limitation, legal, accounting, printing, mailing and investment banker fees),
          (ii) any reserves, accruals or other charges that Chemical may request Bank West to establish or incur, or (iii) purchase-related accounting adjustments to be agreed to by the parties in the definitive agreement. Bank West will be required to continue to make provisions for loan losses to add to the allowance for loan losses at its historical rate and consistent with past practice.

     e. INCOME FROM OPERATIONS. Between the date of this letter and the date of the closing, Bank West must maintain positive income from operations, excluding (i) up to and not exceeding $750,000 in transaction-related expenses that Bank West has incurred or may incur as a result of the transaction, and (ii) any reserves, accruals or other charges that Chemical may request Bank West to establish or incur.

Bank West Financial Corporation
May 1, 2001
Page 4
_______________________________


5. TIMING AND PROCESS. The steps necessary to consummate the transaction are outlined below:

     a. PUBLIC ANNOUNCEMENT. Upon execution of this letter by all signatories, the parties will as soon as is practicable publicly announce the transaction by press release and furnishing a copy of the press release to the Securities and Exchange Commission on Form 8-K. The timing and content of any press release must be mutually acceptable, subject to any disclosure requirements imposed by federal and state securities laws.

     b. DUE DILIGENCE INVESTIGATION. Following a public announcement, Chemical will commence its prepurchase investigation of Bank West and its subsidiaries.

          i. During this time, Bank West will cooperate in furnishing such information as is reasonably requested concerning Bank West. Bank West will also prepare and deliver disclosure schedules containing the proposed exceptions to its representations and warranties that will appear in the definitive agreement, together with any other specified information, within 10 days following the receipt of a draft of the definitive agreement.

          ii. Chemical expects that its investigation would be completed by May 24, 2001.

          iii. The definitive agreement would be signed after Chemical is satisfied with the results of its investigation and the contents of the final disclosure schedules, and after both Chemical and Bank West are satisfied with the terms of the definitive agreement.

          iv. Chemical will file the requisite regulatory applications, and Bank West will file a proxy statement with the Securities and Exchange Commission that will be used to seek shareholder approval, provided that it is understood that Chemical will take an active role in preparation of the proxy statement and the proxy statement will not be filed without approval of the timing and content of the filing by Chemical, which approval shall not be unreasonably withheld.

     c. UPSET DATE. Either party could terminate the definitive agreement at any time on or after October 31, 2001, if the merger has not then been consummated unless this date is extended by mutual agreement of the parties.

6. ORDINARY COURSE OF BUSINESS. Our evaluation of Bank West and its subsidiaries, the price we are prepared to pay, and to some extent our willingness to proceed with the transaction are based on our assumption that Bank West and its subsidiaries will be in essentially the same

Bank West Financial Corporation
May 1, 2001
Page 5
_______________________________


     condition at closing as they were as of the date of the financial statements on which we based our proposal. Accordingly:

     a. CONDUCT OF OPERATIONS. We would expect that from June 30, 2000, through the date of the definitive agreement (which will also address this subject) Bank West and its subsidiaries have conducted and will continue to conduct business only in the ordinary course, consistent with past practices and policies, and in accordance with applicable laws and regulations and sound management standards.

     b. COMPENSATION. We would expect that Bank West would only pay, award, or change directors' fees, salaries, wages, bonuses, and benefits in the ordinary course of business and consistent with past practices and policies.

     c. DIVIDENDS. We expect that Bank West would not increase the amount per share of dividends declared or paid to shareholders between the date of this letter and the closing of the transaction.

7. EXPRESSION OF INTEREST. This letter is not a legally binding offer or agreement to consummate a transaction of any kind. Except as set forth below in "LIMITED BINDING AGREEMENTS" below, there are no agreements, arrangements, commitments, or undertakings between us, and any that may be inferred from our dealings are expressly disclaimed.

8. LIMITED BINDING AGREEMENTS. By execution of this letter, Chemical and Bank West agree, as their only binding agreements, that from the date of execution of this letter until this letter is terminated or is superseded by the definitive agreement:

     a. NON-PUBLIC INFORMATION. Bank West, its subsidiaries, and their respective directors, officers, employees, accountants, investment bankers, counsel, and other representatives, shall not provide any nonpublic information concerning Bank West, its subsidiaries, or their respective properties, assets, liabilities, employees, customers, business, operations, affairs or prospects to any person other than Chemical and its representatives, except that such information may be provided if the Board of Directors of Bank West, after consultation with counsel, is advised and determines in good faith that the failure to do so would result in a breach of the fiduciary duties of such Board of Directors under applicable law.

     b. NO SOLICITATION. Bank West, its subsidiaries, and their respective directors, officers, employees, accountants, investment bankers, counsel, and other representatives, shall not solicit, encourage, negotiate, accept, or approve any proposals, offers, or expressions of interest concerning any tender offer, exchange offer, merger, consolidation, divestiture, reorganization, sale of shares, sale of assets, or assumption

Bank West Financial Corporation
May 1, 2001
Page 6
_______________________________



          of liabilities not in the ordinary course, or other business combination involving Bank West or any of its subsidiaries other than the proposed transaction (a "Business Combination"), except that a Business Combination may be negotiated, accepted or approved if the Board of Directors of Bank West, after consultation with counsel, is advised and determines in good faith that the failure to do so would result in a breach of the fiduciary duties of such Board of Directors.

     c. NOTICE OF COMPETING PROPOSALS OR REQUESTS FOR INFORMATION. Bank West shall cause written notice to be delivered to Chemical promptly upon receipt of any solicitation, offer, proposal, or expression of interest concerning a Business Combination or a request for non-public information in connection with a possible Business Combination (a "Proposal"). Such notice shall contain the material terms and conditions of the Proposal to which such notice relates or shall contain a copy of Bank West's unequivocal rejection of the Proposal as delivered to the author of the Proposal. Thereafter, Bank West shall promptly notify Chemical of any material changes in the terms, conditions and status of any Proposal.

     d. INVESTIGATION. For purposes of conducting a complete and detailed prepurchase investigation of Bank West and its subsidiaries by
          Chemical:

          i. Bank West shall permit Chemical full access to the accounts and records of Bank West and its subsidiaries at all reasonable times, subject to the terms of the Confidentiality Agreement dated December 15, 1999.

          ii. The parties and their subsidiaries' officers, employees, attorneys, accountants, advisers, and representatives shall cooperate fully with the other party's officers, employees, attorneys, accountants, advisers, and representatives in performing its investigation.

          iii. Bank West shall furnish to Chemical information requested respecting the assets, liabilities, employees, customers, business, operations, affairs, and prospects of Bank West and its subsidiaries, subject to the terms of the Confidentiality Agreement dated December 15, 1999.

     e. EXPENSES. Bank West and Chemical shall each pay their own expenses incident to preparing, entering into, and performing their respective obligations under this letter and the definitive agreement.

     f. AFFILIATE AGREEMENTS. Upon execution of the definitive agreement, we would also expect to enter into separate agreements with a substantial majority of Bank West's directors indicating their support of the transaction.

Bank West Financial Corporation
May 1, 2001
Page 7
_______________________________


     g. TERMINATION FEE. In recognition of the efforts, expenses, other opportunities foregone by Chemical while pursuing the proposed transaction, and unascertainable losses that may be incurred by Chemical in the event that the proposed transaction is not consummated, and in recognition of Chemical's potential role in attracting the interest of an "Unaffiliated Person," the parties agree that Chemical shall, subject to the terms and conditions set forth in this paragraph, be entitled to receive a "Termination Fee" in the event of a "Business Combination" by an Unaffiliated Person, as each of these terms is defined herein. Bank West and Chemical agree that the Termination Fee is reasonable and just compensation under such circumstances.

          i. An "UNAFFILIATED PERSON" means any individual, corporation, partnership, entity, group, or "person" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the regulations issued thereunder, other than Chemical, Chemical's subsidiaries and affiliates, and their respective directors, officers, employees, representatives, and agents.

          ii. Chemical shall be paid the Termination Fee in the manner provided in (iii) below if, while this letter is in effect:

               (A) any Unaffiliated Person directly or indirectly or acting through one or more intermediaries, acquires "Control" (defined below) of Bank West, or its successor by merger or consolidation, or acquires 25 percent or more of the consolidated assets of Bank West and its subsidiaries; or

               (B) Bank West solicits, negotiates, or enters into an agreement with an Unaffiliated Person to acquire such Control or such assets, or either Bank West or an Unaffiliated Person publicly announces an intention to do so, and within one year of the date of such solicitation, encouragement, negotiation, agreement, or announcement (whether or not this letter is then in effect) the Unaffiliated Person acquires such Control or such assets.

               (C) For purposes of this paragraph, any transfer of Bank West common stock for purposes of estate planning or probating of an estate of an existing shareholder of Bank West shall not be deemed to effect a transfer of "Control;" provided that the transferee is not another bank holding company, an affiliate of another bank holding company, or acting in concert with another bank holding company.

               (D)  For purposes of this letter, "Control" is defined in
                    Section 2(a)(2) of the Federal Bank Holding Company Act.

Bank West Financial Corporation
May 1, 2001
Page 8
_______________________________


          iii. The Termination Fee shall be $750,000 paid in cash to Chemical by wire transfer or by cashier's check of immediately available funds. In the event of a merger, consolidation, or share exchange, the payment shall be made at or after the consummation of the transaction upon Chemical's written demand. In any other case, the payment shall be made upon Chemical's written demand, after Chemical becomes entitled to the Termination Fee.

     h. TERMINATION. Bank West and Chemical will during the Prepurchase Period (defined below) or such shorter period as may be necessary to reach agreement, negotiate with the objective of reaching, if possible, a definitive agreement consistent with this letter.

          i. The "PREPURCHASE PERIOD" shall begin upon the effective date of this letter, shown below, and shall end at 5 p.m., E.D.T., on May 24, 2001.

          ii. If the parties have not reached and executed a definitive agreement within the Prepurchase Period, then either party may terminate this letter.

          iii. Chemical may terminate this letter at any time if, based on its prepurchase investigation, any facts or circumstances are discovered which it believes to be materially inconsistent with the assumptions on which this expression of interest is based or pose an unacceptable risk of a material loss or liability.

          iv. Termination of this letter for any reason, including expiration of the Prepurchase Period, shall be effective only upon delivery of written notice to the other party specifying the grounds for termination.

          v. The obligations of Chemical and Bank West under sections 8(e) and 8(g) shall continue in full force and effect notwithstanding termination of this letter.

          vi. Neither Chemical nor Bank West shall incur any liability whatsoever under, or pursuant to, this letter except for damages for breach of this section, "LIMITED BINDING AGREEMENTS," and except for payments required pursuant to sections 8(e) and 8(g).

EXECUTION AND DELIVERY. This letter of intent may be executed in counterparts, each of which shall be deemed to be an original, but which together shall constitute one and the same document. Delivery of executed copies may be effected by fax and shall be effective upon receipt with verbal confirmation. If delivered by fax, manually executed copies shall be delivered promptly by overnight delivery service.

Bank West Financial Corporation
May 1, 2001
Page 9
_______________________________


We believe that the transaction proposed in this letter offers substantial economic benefits to Bank West's shareholders. As you may appreciate, with a proposal of this kind, time is of the essence. We wish to emphasize our desire to move ahead with this transaction as quickly as possible.

Sincerely,

Chemical Financial Corporation


By:   /s/ Aloysius J. Oliver
      ---------------------------------------------------------
      Aloysius J. Oliver, President and Chief Executive Officer


BANK WEST'S ACKNOWLEDGMENT AND AGREEMENT. The proposal set forth in this letter is acceptable to Bank West Financial Corporation. This letter shall serve as our mutual letter of intent. Bank West agrees to be bound by the agreements set forth in the section captioned "LIMITED BINDING AGREEMENTS" above, but acknowledges that this letter of intent is not otherwise a binding agreement.

Bank West represents that it is not breaching any verbal or written agreement, commitment, or understanding with any other person by executing and delivering the letter to Chemical, and that the execution, delivery, and performance of the letter of intent by Bank West is duly authorized by all requisite corporate action. This letter of intent shall become effective as of May 1, 2001.


Bank West Financial Corporation


By:   /s/ Robert J. Stephan
      ----------------------------------------
      Robert J. Stephan, Chairman of the Board



By:   /s/ Ronald A. Van Houten
      -----------------------------------
      Ronald A. Van Houten, President and
        Chief Executive Officer